Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2012	2011	2012	2011
Earnings (Loss):
Net income (loss)	$(103,125)	$1,281	$(194,550)	$(64,529)
Amortization of capitalized interest	94	63	$275	165
Capitalized interest	(1,424)	(1,541)	$(3,204)	(2,933)
Fixed charges (below)	34,217	31,933	$100,320	96,459
Earnings (loss) adjusted for fixed charges	$(70,238)	$31,736	$(97,159)	$29,162

Fixed charges:
Interest expense	$32,043	$29,757	$94,953	$91,572
Capitalized interest	1,424	1,541	$3,204	2,933
Portion of rent expense representative of interest	750	635	$2,163	1,954
Total fixed charges	$34,217	$31,933	$100,320	$96,459
Coverage deficiency	$104,455	$197	$197,479	$67,297